CLIFTON STAR RESOURCES INC.
NOTICE OF EXTRA-ORDINARY GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Extra-Ordinary General Meeting of Clifton Star Resources Inc. (hereinafter called the “Company”) will be held at 430 - 580 Hornby Street, in the City of Vancouver, in the Province of British Columbia, on Wednesday, the 4t' day of June, A.D. 2008 at the hour of 10:00 o’clock in the forenoon (Vancouver time), for the following purposes:

(a)

As a special resolution, to approve the change of control as described in the Information Circular dated May 9, 2008;

(b)

To ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company;

AND

To transact such further and other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice of Meeting is a Financial Statement, Information Circular and Proxy Instrument. Shareholders who are unable to attend the Meeting in person are requested to complete and to date and sign the enclosed form of Instrument of Proxy. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly completed must be deposited at Computershare Trust Company, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than 48 hours before the time for the holding of the Meeting.

The directors of the Company have previously fixed and advertise May 9, 2008 as the record date for the determination of shareholders entitled to receive this Notice.

DATED at the City of Vancouver, Province of British Columbia, this 9th day of May, A.D. 2008.

ON BEHALF OF THE BOARD OF DIRECTORS